TRAVELERS
29TH FLOOR
1500 MARKET STREET
PHILADELPHIA, PA 19102-2100
03/27/2009

NORMAN SPENCER MCKERNAN
JUDY NANCE
555 NORTH LANE, SUITE 6060
CONSHOHOCKEN, PA 19428
Phone: 610.941.9877                                                    Fax: 610.941.9889

Binder
                Bond Policy Number:                                                                Prior Bond Number: 464PB0708

We are pleased to offer the following Binder for Investment Company Blanket Bond coverages.

Insured:                                               Conestoga Small Cap Fund
                  Radnor, PA 19087

Company:                                                     St. Paul Fire & Marine Insurance Company

Term:                                                 03/20/2009 to 09/23/2009

Bond Premium Payable                                                                                                                                                      $259

Bill Type:                                                     Direct Bill – Insured
Payment Type:                                                     Lump Sum / Full Pay                                    1 installments

Insuring Agreements

	-- Single Loss -- Limit of Liability	---- Single Loss ---- Deductible Amount
All insuring agreements are shown. A checkedbox indicates an agreement that was selected by the insured.
[x] (A) Fidelity	$450,000	$25,000
[x] Data Processing Organizations	Same as insuring Agreement A	Same as insuring Agreement A
[ ] Partners
[x] (B) Audit Expense	$50,000	$5,000
[x] (C) Premises	Same as insuring Agreement A	Same as insuring Agreement A
[x] (D) Transit	Same as insuring Agreement A	Same as insuring Agreement A

	-- Single Loss -- Limit of Liability	---- Single Loss ---- Deductible Amount
All insuring agreements are shown. A checkedbox indicates an agreement that was selected by the insured.
[x] (E) Forgery or Alteration	$450,000	$25,000
[x] (F) Securities	$450,000	$25,000
[x] (G) Counterfeit Currency	Same as insuring Agreement A	Same as insuring Agreement A
[x] (H) Stop Payment	$25,000	$5,000
[x] (I) Uncollectible Items of Deposit	$50,000	$5,000
[x] Computer Systems	$450,000	Same as insuring Agreement A
[x] Voice Initiated Transactions	$450,000	$25,000
[x] Telefacsimile	$450,000	$25,000
[x] Unauthorized Signatures	$50,000	$5,000
[ ] Registered Representatives
[ ] Extortion – Threats to Persons and Property

Endorsements
Form #	Form Title
ICB001	Investment Company Blanket Bond Declarations Page
ICB005	Investment Company Blanket Bond Form
ICB010	Named Insured Endorsement
ICB011	Computer Systems
ICB012	Unauthorized Signatures
ICB013	Telefacsimile Coverage
ICB014	Voice Initiated Transactions
ICB016	Definition of Investment Company
ICB026	Add Exclusions N&O (Mandatory)
ICB062	Pennsylvania Rider

Proposal Subjectivities – For Investment Company Blanket Bond

[x] All underwriting requirements have been met.

Named Insured Endorsement:
Conestoga Funds
Conestoga Small Cap Funds
Institutional Advisors LargeCap Fund

Thank you for considering the Travelers for you client’s specialty insurance coverages. Please call if you have any questions regarding the terms and conditions offered here.

Heather Coelho                                                                                        Telephone:                              267/675-3149
Assoc Account Exec Bond/FPS                                                                            Facsimile:                                877/234-5770
            E-mail Address:                      HCOELHO@travelers.com

RESOLVED, that having due consideration for the aggregate value of the funds and securities of the LargeCap Fund to which each officer or employee of the Fund may, singly or jointly with others have access, including, but not limited to, subscription payments for shares, either directly or through authority to draw upon such funds or to direct generally the disposition of such assets, this Board, including a majority of the members of this Board who are not interested persons of the Fund, hereby approves the type and form of the Fidelity Bond to be maintained by this Fund jointly with the Small Cap Fund in accordance with the 1940 Act and Rule 17g-1 thereunder, and hereby further determines that said Fidelity Bond shall be in an amount at least equal to the sum of the total amount of coverage which each of the LargeCap and Small Cap Funds would have been required to provide and maintain individually pursuant to the schedule contained in Rule 17g-1(d)(1), such amount to be monitored and determined on a continuous basis for each such Fund, and this Board approves all increases in the amount of said Fidelity Bond so determined; and further

RESOLVED, that this Board hereby approves the payment by the LargeCap Fund to be in the proportion that the amount of coverage the LargeCap Fund would have maintained under a single insured bond bears to the total amount of coverage under the joint insured bond, said amount having been determined after taking all relevant factors into consideration as required pursuant to Rule 17g-1(e); and further

RESOLVED, that the proper officers of the Trust be, and they hereby are, authorized to prepare and enter into agreements meeting the requirements of Rule 17g-1(f) under the 1940 Act relating to joint insured bonds covering investment companies, in substantially the form as presented to this meeting; and further

RESOLVED, that this Board hereby designates Ms. Karen L. Kleffel or other such officer as may be appropriate as the officer who shall make all filings with the Securities and Exchange Commission and give all notices to the members of the Board of the LargeCap Fund which shall at any time be required by Rule 17g-1(g) under the 1940 Act; and further

RESOLVED, that the LargeCap Fund shall participate in the Fidelity Bond only so long as this Board, upon consideration of the matter no less frequently than annually, shall approve the form and amount of the Bond, and the portion of the premium for said Bond to be paid by the LargeCap Fund.